Mail Stop 4561

September 27, 2007

VIA USMAIL and FAX (260) 833 - 4411

Mr. Michael Pacult
Chief Executive Officer
Providence Select Fund, Limited Partnership
505 Brookfield Drive
Dover, Delaware 19901

> **Re:** **Providence Select Fund, Limited Partnership**
> **Form 10-K and 10-K/A for the year ended 12/31/2006**
> **Filed on 4/2/2007, 7/3/2007, and 8/24/2007**
> **File No. 333-108629**

Dear Mr. Michael Pacult:

        We have completed our review of your Form 10-K and related filings and do not, at this time, have any further comments.

                                        Sincerely,

                                        Linda Van Doorn
                                        Senior Assistant Chief Accountant